UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto

Filed Pursuant to Rule 13d-2(b)

(Amendment No. 9)*

Crown Media Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

228411104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners (BHCA), L.P. 13-337-1826
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer:

Crown Media Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

12700 Ventura Boulevard, Suite 200

Studio City, California 91604

Item 2.

(a)	Name of Person Filing:

J.P. Morgan Partners (BHCA), L.P.

Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 1 attached hereto.

(b)	Address of Principal Business Office or, if none, Residence:

270 Park Avenue

New York, New York 10017

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities (of Issuer):

Common Stock

(e)	CUSIP Number:

228411104

Item 3. If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

0

(b)	Percent of Class (as of December 31, 2012):

0.0%

(c)	Number of shares as to which such person has:

(i)	0

(ii)	Not applicable.

(iii)	0

(iv)	Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	J.P. MORGAN PARTNERS (BHCA), L.P.

	By:	JPMP Master Fund Manager, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

EXHIBIT 1

This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (BHCA)”), whose principal business office is located at 270 Park Avenue, New York, New York 10017. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as “JPMP Master Fund”, whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA). The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as “JPMP Capital Corp.”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As general partner of JPMP Master Fund, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP Master Fund.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers (1)

President	Ana Capella Gomez-Acebo*
Managing Director	Richard W. Smith*
Managing Director and Secretary	Angela M. Liuzzi*
Chief Financial Officer and Executive Director	Brian P. Flanagan*
Chief Compliance Officer and Managing Director	Robert J. Cole*
Senior Vice President and Assistant Secretary	Anthony J. Horan*
Vice President and Treasurer	William T. Williams Jr*
Vice President and Assistant Secretary	Christine N. Bannerman*
Executive Director	Colleen A. Meade*

Directors (1)

Ana Capella Gomez-Acebo*

Richard W. Smith*

(1)	Each of whom is a United States citizen, except Ana Capella Gomez-Acebo, who is a citizen of Spain.
*	Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers (1)

Chairman and Chief Executive Officer	James Dimon*
Chief Financial Officer	Marianne Lake*
Executive Vice President and General Counsel	Stacey Friedman *
Head of Human Resources	John L. Donnelly*
Chief Executive Officer, Commercial Banking	Douglas B. Petno*
Chief Executive Officer, Corporate & Investment Bank	Daniel E. Pinto*
Chief Executive Officer, Consumer & Community Banking	Gordon A. Smith*
Chief Executive Officer, Asset Management	Mary C. Erdoes*
Chief Risk Officer	Ashley Bacon*
Chief Operating Officer	Matthew E. Zames*

(1)	Each of whom is a United States citizen.
*	Principal occupation is employee or officer of JPMorgan Chase & Co.

Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017.

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address

Linda B. Bammann	Retired Deputy Head of Risk Management JPMorgan Chase & Co. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

James A. Bell	Retired Executive Vice President The Boeing Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Crandall C. Bowles	Chairman The Springs Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Stephen B. Burke	Chief Executive Officer NBCUniversal, LLC c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

James Dimon	Chairman, Chief Executive Officer and President JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Timothy P. Flynn	Retired Chairman and Chief Executive Officer KPMG c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Michael A. Neal	Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Lee R. Raymond	Retired Chairman and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

William C. Weldon	Retired Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

(1)	Each of whom is a United States citizen.